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SEC MAIL PROCESSING SECTION
RECEIVED
AUG 2 1 2006
WASH, D.C.
213

FILE NO. 82-3311

August 11, 2006

VIR AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SUPPL

SHISEIDO COMPANY, LIMITED
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3 - 2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to Shiseido Company, Limited (the "Company") with respect to its ADR program, enclose herewith the documents of which contents were announced by the Company.

- Notice on Stock Options (Stock Acquisition Rights) (dated July 31, 2006) (English translation)
- Consolidated Financial Results for the First Quarter ended June 30, 2006 (dated July 31, 2006) (English translation)

PROCESSED
AUG 2 4 2006
THOMSON FINANCIAL

Yours very truly,

Fusako Otsuka

Encl.
cc: Shiseido Company, Limited
cc: The Bank of New York

Baker & McKenzie GJBJ Tokyo Aoyama Aoki Law Office (Gaikokuho Joint Enterprise) is a member of Baker & McKenzie International, a Swiss Verein.

The figures for this Financial Statement are prepared in accordance with the accounting principles based on Japanese law. Accordingly, they do not necessarily match the figures in the Annual Report issued by the Company, which present the same statements in a form that is more familiar to foreign readers through certain reclassifications or summarization of accounts.

July 31, 2006

Consolidated Financial Results for the First Quarter Ended June 30, 2006

Shiseido Company, Limited

Listing: Tokyo Stock Exchange, First Section (Code Number: 4911)
URL: http://www.shiseido.co.jp/e/
Representative: Shinzo Maeda, President/ CEO & Representative Director
Contact: Masato Hashikawa, General Manager of Investor Relations Department
Telephone: +81-3-3572-5111

1. Basis for Preparation of Quarterly Financial Results

(1) Simplified accounting method adopted: None

(2) Difference in accounting methods compared with most recent fiscal year: Yes (details in attachment)
Changes in business segment reporting and segment-allocation of operating expenses

(3) Changes in consolidation and scope of application for equity method: Yes
1 consolidated subsidiary excluded from consolidation: Mieux Products Co., Ltd.

2. Operating Results for the First Quarter of the Fiscal Year Ending March 31, 2007 (From April 1, 2006 to June 30, 2006)

(1) Operating Results (Consolidated)

*Amounts under one million yen have been rounded down.

(Millions of yen, except for per share figures)

	Net Sales	Income from Operations	Ordinary Income
First Quarter Ended June 30, 2006	166,534 [+5.7%]	8,401 [−21.0%]	10,276 [−11.8%]
First Quarter Ended June 30, 2005	157,496 [+9.3%]	10,631 [−]	11,654 [−]
(Ref.) Fiscal Year Ended March 31, 2006	670,957	38,879	42,161

	Net Income (Loss)	Net Income (Loss) per Share (Yen)	Fully Diluted Net Income per Share (Yen)
First Quarter Ended June 30, 2006	(2,389) [−]	(5.79)	−
First Quarter Ended June 30, 2005	982 [−]	1.72	1.72
(Ref.) Fiscal Year Ended March 31, 2006	14,435	34.42	34.37

(Notes)
1. Numbers in brackets alongside net sales, income from operations, ordinary income and net income indicate percentage increase/decrease over previous corresponding term.
2. Fully diluted net income per share for the first quarter ended June 30, 2006 is not listed because the Company reported a net loss per share.

A Supplementary Explanation Regarding Operating Results (Consolidated)

In the first quarter under review – the three-month period ended June 30, 2006 (2006/4/1–2006/6/30) –, the Japanese economy continued to recover, driven by improvements in corporate earnings and increases in capital investments. On the other hand, a slowdown in sales amount was seen in the retail industry, centered on spring/summer items, due to unseasonable weather.

Under these conditions, Shiseido Company, Limited and its consolidated subsidiaries (collectively, the Company) faced the second year of its Three-Year Plan aimed at maximizing growth potential and improving profitability. Building on the favorable progress in the first year, the Company continued to address three strategies: reforming domestic marketing activities, accelerating expansion of the China business and fundamental restructuring.

As a result, consolidated net sales in the three months under review totaled ¥166,534 million, an increase of 5.7% compared with the previous corresponding period. Although sales in domestic cosmetics business slightly decreased year-on-year, overseas cosmetics sales expanded strongly, centering on Europe and Asia.

Despite the marginal gain from sales growth, income from operations decreased 21.0% year-on-year, to ¥8,401 million, due to an increase in promotional expenses for strategic advertising in the domestic market. Ordinary income subsequently decreased 11.8%, to ¥10,276 million.

In addition to an impairment loss of ¥805 million, recorded as an extraordinary loss, an increase in income taxes lead to a net quarterly loss of ¥2,389 million.

(2) Financial Position (Consolidated)

(Millions of yen, except for per share figures)

	Total Assets	Net Assets	Equity Ratio (%)	Net Assets per Share (Yen)
June 30, 2006	634,216	378,633	57.4	883.16
June 30, 2005	638,834	355,268	55.6	857.50
(Ref.) March 31, 2006	671,841	373,899	55.7	906.11

(Note) For June 30, 2005 and March 31, 2006, the figures for the former Shareholders' Equity and Shareholders' Equity per Share are used for Net Assets and Net Assets per Share, respectively.

[Consolidated Cash Flows]

(Millions of yen)

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at Term-End
First Quarter Ended June 30, 2006	(3,523)	(1,469)	(11,502)	72,096
First Quarter Ended June 30, 2005	(41,834)	(1,420)	2,432	67,966
(Ref.) Fiscal Year Ended March 31, 2006	21,812	(12,640)	(29,959)	89,014

A Supplementary Explanation Regarding Financial Position (Consolidated)

Compared with the previous fiscal year-end (March 31, 2006), total assets as of June 30, 2006 decreased ¥37,625 million, and net assets decreased ¥8,978 million (for the previous fiscal year-end, shareholders' equity plus minority interests in consolidated subsidiaries, totaling ¥387,612 million, was used). As a result, the equity ratio was 57.4%.

(Consolidated Cash Flows)

Despite an income before income taxes of ¥9,471 million, cash flows used in operating activities totaled ¥3,523 million, due to payments including income taxes and employees' bonuses.

Despite posting proceeds from sale of securities, investments in securities and others, cash flows used in investing activities totaled ¥1,469 million, due to acquisition of property, plant and equipment, long-term prepaid expenses and other payments.

Cash flows used in financing activities totaled ¥11,502 million, due to payment of cash dividends, redemption of bonds and repayment of borrowings, etc.

As a result, cash and cash equivalents at the end of this quarter totaled ¥72,096 million, a decrease by ¥16,917 million from the previous fiscal year-end.

○ **Attachments**:

Consolidated Quarterly Balance Sheets (Summary)
Consolidated Quarterly Statements of Income (Summary), etc.

[Reference]

Consolidated Earnings Forecast for the Fiscal Year Ending March 31, 2007 (From April 1, 2006 to March 31, 2007)

Based on the first quarter operating results, the Company forecasts its interim consolidated earnings as below. The full-year forecast has not been revised.

(Millions of yen)

	Net Sales	Ordinary Income	Net Income
First Half Ending Sept. 30, 2006	347,000	22,000	8,500

In this document, statements other than historical facts are forward-looking statements that reflect the Company's plans and expectations. These forward-looking statements involve risks, uncertainties and other factors that may cause the actual results and achievements to differ from those anticipated in these statements.

[Attachments]

1. Consolidated Quarterly Balance Sheets (Summary)

(Millions of yen, %)

	First Quarter Ended June 2006 (June 30,2006)	Fiscal Year Ended Mar. 2006 (Mar.31,2006)	Increase / Decrease		(Ref.) First Quarter Ended June 2005 (June 30,2005)
	Amount	Amount	Amount	% change	Amount
(ASSETS)					
I. Current Assets					
1.Cash and Time Deposits	47,198	53,511	- 6,312	- 11.8	46,003
2.Notes and Accounts Receivable	93,740	102,986	- 9,246	- 9.0	92,645
3.Short-Term Investments in Securities	25,848	36,944	- 11,096	- 30.0	24,511
4.Inventories	73,483	72,344	+ 1,139	+ 1.6	67,852
5.Other Current Assets	34,106	34,817	- 711	- 2.0	30,338
Total Current Assets	**274,377**	**300,604**	**- 26,227**	**- 8.7**	**261,350**
II. Fixed Assets					
1.Property, Plant and Equipment	157,621	160,195	- 2,574	- 1.6	160,295
2.Intangible Assets	49,170	49,794	- 624	- 1.3	55,247
3.Investments and Other Assets	153,047	161,246	- 8,198	- 5.1	161,940
Total Fixed Assets	**359,839**	**371,237**	**- 11,397**	**- 3.1**	**377,483**
Total Assets	**634,216**	**671,841**	**- 37,625**	**- 5.6**	**638,834**
(LIABILITIES)					
I. Current Liabilities					
1.Notes and Accounts Payable	57,561	61,617	- 4,055	- 6.6	54,330
2.Bonds Redeemable within 1 year	53,197	7,138	+ 46,059	+ 645.3	7,674
3.Short-Term Bank Loans	6,207	5,648	+ 558	+ 9.9	14,559
4.Commercial Paper	-	-	-	-	10,000
5.Accrued Amount Payable	45,842	50,388	- 4,546	- 9.0	45,397
6.Other Current Liabilities	32,403	42,504	- 10,100	- 23.8	25,453
Total Current Liabilities	**195,211**	**167,296**	**+ 27,914**	**+ 16.7**	**157,415**
II. Long-Term Liabilities					
1.Bonds	13,509	64,754	- 51,245	- 79.1	65,345
2.Long-Term Borrowings	4,230	4,737	- 506	- 10.7	4,688
3.Accrued Retirement Benefits	37,113	36,204	+ 909	+ 2.5	34,781
4.Other Long-Term Liabilities	5,518	11,236	- 5,718	- 50.9	9,294
Total Long-Term Liabilities	**60,371**	**116,932**	**- 56,560**	**- 48.4**	**114,109**
Total Liabilities	**255,582**	**284,228**	**- 28,646**	**- 10.1**	**271,525**
(MINORITY INTERESTS)					
Minority Interests in Consolidated Subsidiaries	-	**13,713**	-	-	**12,041**
(SHAREHOLDERS' EQUITY)					
I. Common Stock	-	64,506	-	-	64,506
II. Capital Surplus	-	70,258	-	-	70,258
III. Retained Earnings	-	244,767	-	-	237,653
IV. Unrealized Gains on Available-for-sale Securities, net of tax	-	18,279	-	-	8,320
V. Adjustments on Foreign Currency Statement Translation	-	(6,754)	-	-	(11,021)
VI. Less: Treasury Stock, at cost	-	(17,158)	-	-	(14,448)
Total Shareholders' Equity	-	**373,899**	-	-	**355,268**
Total Liabilities, Minority Interests, and Shareholders' Equity	-	**671,841**	-	-	**638,834**

(NET ASSETS)					
I. Shareholders' Equity					
1.Common Stock	64,506	-	-	-	-
2.Capital Surplus	70,263	-	-	-	-
3.Retained Earnings	236,058	-	-	-	-
4.Less: Treasury Stock, at cost	(17,242)	-	-	-	-
Total Shareholders' Equity	**353,585**	-	-	-	-
II. Valuation, Translation Adjustment and Others					
1.Unrealized Gains (Losses) on Available-for-sale Securities, net of tax	16,269	-	-	-	-
2.Adjustments on Foreign Currency Statement Translation	(5,616)	-	-	-	-
Total Valuation, Translation Adjustment and Others	**10,653**	-	-	-	-
III. Minority Interests in Consolidated Subsidiaries	**14,394**	-	-	-	-
Total Net Assets	**378,633**	-	-	-	-
Total Liabilities and Net Assets	**634,216**	-	-	-	-

(Notes)
1: Amounts under one million yen have been rounded down.
2: Increase/Decrease is shown in comparison of the current term-end and the previous fiscal year-end.

2. Consolidated Quarterly Statements of Income (Summary)

(Millions of yen, %)

	First Quarter Ended June 2006 (Apr.1-Jun.30, 2006)	First Quarter Ended June 2005 (Apr.1-Jun.30, 2005)	Increase / Decrease		(Ref.) Fiscal Year Ended Mar. 2006 (Apr.1,2005-Mar.31,2006)
	Amount	Amount	Amount	% change	Amount
I. Net Sales	**166,534**	**157,496**	**+ 9,037**	**+ 5.7**	**670,957**
II. Cost of Sales	**43,344**	**43,857**	**- 513**	**- 1.2**	**176,883**
Gross Profit	**123,189**	**113,638**	**+ 9,551**	**+ 8.4**	**494,073**
III. Selling, General and Administrative Expenses	**114,788**	**103,007**	**+ 11,780**	**+ 11.4**	**455,194**
Income from Operations	**8,401**	**10,631**	**- 2,229**	**- 21.0**	**38,879**
IV. Other Income	3,423	2,131	+ 1,292	+ 60.6	8,700
V. Other Expenses	1,548	1,108	+ 439	+ 39.7	5,417
Ordinary Income	**10,276**	**11,654**	**- 1,377**	**- 11.8**	**42,161**
VI. Extraordinary Income	-	-	-	-	2,483
VII. Extraordinary Loss	805	4,951	- 4,145	- 83.7	15,107
Income before Income Taxes	**9,471**	**6,702**	**+ 2,768**	**+ 41.3**	**29,538**
Income Taxes	3,180	2,236	+ 944	+ 42.2	12,274
Adjustment for Corporate Tax, etc.	7,575	2,639	+ 4,935	+ 187.0	(26)
Minority Interest in Net Income of Consolidated Subsidiaries	1,104	844	+260	+30.8	2,854
Net Loss	**2,389**	-	**+ 2,389**	-	-
Net Income	-	**982**	**- 982**	-	**14,435**

(Notes)
1: Amounts under one million yen have been rounded down.
2: Increase/Decrease is shown in comparison of the current term and the previous corresponding term.

3. Consolidated Quarterly Statement of Changes in Net Assets and Consolidated Quarterly Statement of Retained Earnings (Summary)

Consolidated Quarterly Statement of Changes in Net Assets (Summary)

For the First Quarter Ended June 30, 2006 (From April 1, 2006 to June 30, 2006)

(Millions of yen)

	Shareholders' Equity				
	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock, at cost	Total Shareholders' Equity
Balance as of March 31, 2006	**64,506**	**70,258**	**244,767**	**(17,158)**	**362,373**
Changes During the Quarter					
Cash Dividends from Retained Earnings			(6,186)		(6,186)
Directors' and Statutory Auditors' Bonuses			(133)		(133)
Net Income (Loss)			(2,389)		(2,389)
Acquisition of Treasury Stock				(121)	(121)
Disposal of Treasury Stock		5		37	42
Net Change in Items Other than Shareholders' Equity					
Total Change During the Quarter	**-**	**5**	**(8,709)**	**(83)**	**(8,788)**
Balance as of June 30, 2006	**64,506**	**70,263**	**236,058**	**(17,242)**	**353,585**

	Valuation, Translation Adjustment and Others			Minority Interests in Consolidated Subsidiaries	Total Net Assets
	Unrealized Gains (Losses) on Available-for-sale Securities, net of tax	Adjustments on Foreign Currency Statement Translation	Total Valuation, Translation Adjustment and Others		
Balance as of March 31,2006	**18,279**	**(6,754)**	**11,525**	**13,713**	**387,612**
Changes During the Quarter					
Cash Dividends from Retained Earnings					(6,186)
Directors' and Statutory Auditors' Bonuses					(133)
Net Income (Loss)					(2,389)
Acquisition of Treasury Stock					(121)
Disposal of Treasury Stock					42
Net Change in Items Other than Shareholders' Equity	(2,009)	1,137	(871)	681	(190)
Total Change During the Quarter	**(2,009)**	**1,137**	**(871)**	**681**	**(8,978)**
Balance as of June 30, 2006	**16,269**	**(5,616)**	**10,653**	**14,394**	**378,633**

(Note) Amounts under one million yen have been rounded down.

Consolidated Quarterly Statement of Retained Earnings (Summary)

(Millions of yen)

	First Quarter Ended June 2006 (Apr.1-Jun.30, 2006)	First Quarter Ended June 2005 (Apr.1-Jun.30, 2005)	(Ref.) Fiscal Year Ended Mar. 2006 (Apr.1,2005-Mar.31,2006)
(CAPITAL SURPLUS)			
I. Balance at Beginning of Term	-	**70,258**	**70,258**
II. Balance at End of Term	-	**70,258**	**70,258**
(RETAINED EARNINGS)			
I. Balance at Beginning of Term	-	**242,342**	**242,342**
II. Increase in Retained Earnings	-	**982**	**14,435**
Net Income	-	982	14,435
III. Decrease in Retained Earnings	-	**5,671**	**12,010**
1.Cash Dividends	-	5,386	11,571
2.Other Decreases	-	285	439
IV. Balance at End of Term	-	**237,653**	**244,767**

(Note) Amounts under one million yen have been rounded down.

4. Consolidated Quarterly Statements of Cash Flows (Summary)

(Millions of yen)

	First Quarter Ended June 2006 (Apr.1-Jun.30, 2006)	First Quarter Ended June 2005 (Apr.1-Jun.30, 2005)	(Ref.) Fiscal Year Ended Mar. 2006 (Apr.1,2005-Mar.31,2006)
I. Cash Flows from Operating Activities			
1.Income before Income Taxes	9,471	6,702	29,538
2.Depreciation	6,550	6,492	26,972
3.Impairment Loss	805	4,951	12,403
4.Increase (Decrease) in Additional Retirement Benefits	-	(43,529)	(43,879)
5.Other Increase (Decrease)	(13,925)	(13,805)	2,971
Subtotal	2,902	(39,189)	28,007
6.Payment of Income Taxes, Others	(6,426)	(2,645)	(6,194)
Cash Flows from Operating Activities	**(3,523)**	**(41,834)**	**21,812**
II. Cash Flows from Investing Activities			
1.Proceeds from Sale (Acquisition) of Securities and Investments in Securities	1,839	4,153	9,084
2. Acquisition of Property, Plant and Equipment and Long-term Prepaid Expenses	(7,326)	(7,231)	(27,470)
3.Other Increase (Decrease)	4,016	1,657	5,746
Cash Flows from Investing Activities	**(1,469)**	**(1,420)**	**(12,640)**
III. Cash Flows from Financing Activities			
1.Net Increase (Decrease) in Bonds and Debt	(5,094)	7,400	(14,326)
2.Proceeds from Sale/Disposal (Acquisition) of Treasury Stock	(78)	(14)	(2,731)
3.Payment of Cash Dividends	(5,790)	(5,025)	(11,560)
4.Other Increase (Decrease)	(538)	71	(1,341)
Cash Flows from Financing Activities	**(11,502)**	**2,432**	**(29,959)**
IV. Exchange Difference of Cash and Cash Equivalents	**191**	**553**	**1,768**
V. Net Change in Cash and Cash Equivalents	**(16,304)**	**(40,268)**	**(19,018)**
VI. Cash and Cash Equivalents at Beginning of Term	**89,014**	**108,280**	**108,280**
VII. Increase (Decrease) in Cash and Cash Equivalents due to Additional Consolidation (Exclusion) of Subsidiaries	**(613)**	**(46)**	**(247)**
VIII. Cash and Cash Equivalents at End of Term	**72,096**	**67,966**	**89,014**

(Note) Amounts under one million yen have been rounded down.

5. Segment Information

(1) Business Segment Information

First Quarter Ended June 30, 2006 (April 1–June 30, 2006) (Millions of yen)

	Domestic Cosmetics	Overseas Cosmetics	Others	Subtotal	Elimination	Total
Net Sales						
(1) Sales from Outside Customers	106,878	54,509	5,146	166,534	-	166,534
(2) Sales and Transfer Account from Intersegment Transactions	1,580	216	4,904	6,701	(6,701)	-
Total	108,458	54,725	10,051	173,236	(6,701)	166,534
Operating Expenses	104,718	50,517	9,667	164,902	(6,769)	158,132
Operating Income	3,740	4,208	384	8,333	67	8,401

First Quarter Ended June 30, 2005 (April 1–June 30, 2005) (Millions of yen)

	Domestic Cosmetics	Overseas Cosmetics	Others	Subtotal	Elimination	Total
Net Sales						
(1) Sales from Outside Customers	107,616	44,966	4,914	157,496	-	157,496
(2) Sales and Transfer Account from Intersegment Transactions	1,225	92	4,842	6,160	(6,160)	-
Total	108,841	45,058	9,756	163,656	(6,160)	157,496
Operating Expenses	99,613	44,111	9,355	153,080	(6,215)	146,864
Operating Income	9,228	947	401	10,576	54	10,631

(Ref.) Fiscal Year Ended March 31, 2006 (April 1, 2005–March 31, 2006) (Millions of yen)

	Domestic Cosmetics	Overseas Cosmetics	Others	Subtotal	Elimination	Total
Net Sales						
(1) Sales from Outside Customers	453,360	196,331	21,265	670,957	-	670,957
(2) Sales and Transfer Account from Intersegment Transactions	5,131	378	19,292	24,802	(24,802)	-
Total	458,491	196,710	40,558	695,760	(24,802)	670,957
Operating Expenses	424,231	193,874	39,576	657,683	(25,605)	632,078
Operating Income	34,260	2,835	981	38,076	802	38,879

(Notes)
1: Amounts under one million yen have been rounded down.

2: Effective this fiscal year ending March 2007, the Company has reclassified business segment reporting from "cosmetics," "toiletries" and "others" to "domestic cosmetics," "overseas cosmetics" and "others."
- The newly defined "cosmetics" includes the former "toiletries", as well as beauty salon products, health & beauty foods and over-the-counter drugs, which had previously been included in "others."
- The above "cosmetics" with wider product domain, is divided into domestically-operated "domestic cosmetics" and overseas-operated "overseas cosmetics."
- "Others" include medical-use drugs, clothing, accessories and other businesses that are not included in the scope of "domestic cosmetics" and "overseas cosmetics."
- Through these changes, segments are reclassied to reflect the integration of cosmetics and peripheral businesses, clarification of overseas cosmetics business results and internal organizational changes.

3: Effective this fiscal year ending March 2007, the Company has reassessed segment-allocation of operating expenses. A part of administrative expenses and basic R&D expenses, etc., which had previously been listed under the Elimination line as unallocatable operating expenses, are allocated to each segment. The Company has also partly redefined intersegment transactions. By allocating all administrative expenses to each business, etc., these changes aim to provide a more accurate grasp and disclosure of business segment results, in line with the reclassification in business segment reporting.

*Business segment information for the previous corresponding term and fiscal year has been retrospectively restated to reflect the changes in business segment reporting and segment-allocation of operating expenses, etc.

4: Business segment information for the previous corresponding term and fiscal year, based on the previous fiscal year's accounting methods for business segment reporting and segment-allocation of operating expenses, etc., is as below.

First Quarter Ended June 30, 2005 (April 1–June 30, 2005) (Millions of yen)

	Cosmetics	Toiletries	Others	Subtotal	Elimination	Total
Net Sales						
(1) Sales from Outside Customers	123,911	14,353	19,231	157,496	–	157,496
(2) Sales and Transfer Account from Intersegment Transactions	1,021	344	10,882	12,248	(12,248)	–
Total	124,932	14,698	30,114	169,745	(12,248)	157,496
Operating Expenses	113,907	14,400	28,136	156,443	(9,578)	146,864
Operating Income	11,025	297	1,977	13,301	(2,669)	10,631

(Ref.) Fiscal Year Ended March 31, 2006 (April 1, 2005–March 31, 2006) (Millions of yen)

	Cosmetics	Toiletries	Others	Subtotal	Elimination	Total
Net Sales						
(1) Sales from Outside Customers	533,068	61,166	76,722	670,957	-	670,957
(2) Sales and Transfer Account from Intersegment Transactions	4,796	2,425	45,881	53,102	(53,102)	-
Total	537,864	63,591	122,604	724,060	(53,102)	670,957
Operating Expenses	494,142	63,262	116,535	673,941	(41,863)	632,078
Operating Income	43,721	328	6,068	50,119	(11,239)	38,879

(Note) Amounts under one million yen have been rounded down.

(2) Geographic Segment Information *By Location

First Quarter Ended June 30, 2006 (April 1–June 30, 2006) (Millions of yen)

	Japan	Americas	Europe	Asia/ Oceania	Subtotal	Elimination	Total
Net Sales							
(1) Sales from Outside Customers	112,209	11,654	24,161	18,508	166,534	-	166,534
(2) Sales and Transfer Account from Intersegment Transactions	5,643	2,293	979	31	8,948	(8,948)	-
Total	117,852	13,948	25,141	18,539	175,482	(8,948)	166,534
Operating Expenses	116,176	13,816	22,263	15,725	167,982	(9,849)	158,132
Operating Income	1,676	131	2,878	2,813	7,500	901	8,401

First Quarter Ended June 30, 2005 (April 1–June 30, 2005) (Millions of yen)

	Japan	Americas	Europe	Asia/ Oceania	Subtotal	Elimination	Total
Net Sales							
(1) Sales from Outside Customers	112,662	9,917	20,900	14,015	157,496	-	157,496
(2) Sales and Transfer Account from Intersegment Transactions	4,530	2,174	932	25	7,663	(7,663)	-
Total	117,193	12,092	21,833	14,040	165,159	(7,663)	157,496
Operating Expenses	110,329	12,499	19,809	11,969	154,608	(7,743)	146,864
Operating Income (Loss)	6,863	(407)	2,023	2,071	10,551	79	10,631

(Ref.) Fiscal Year Ended March 31, 2006 (April 1, 2005–March 31, 2006) (Millions of yen)

	Japan	Americas	Europe	Asia/ Oceania	Subtotal	Elimination	Total
Net Sales							
(1) Sales from Outside Customers	475,653	46,016	85,572	63,714	670,957	-	670,957
(2) Sales and Transfer Account from Intersegment Transactions	21,072	8,475	3,870	83	33,501	(33,501)	-
Total	496,726	54,491	89,443	63,798	704,458	(33,501)	670,957
Operating Expenses	472,698	53,561	84,065	56,131	666,456	(34,378)	632,078
Operating Income	24,027	930	5,377	7,667	38,001	877	38,879

(Notes)
1: Amounts under one million yen have been rounded down.
2: Effective this fiscal year ending March 2007, the Company has reassessed segment-allocation of operating expenses. A part of administrative expenses and basic R&D expenses, etc., which had previously been listed under the Elimination line as unallocatable operating expenses, are allocated to each segment. The Company has also partly redefined intersegment transactions. By allocating all administrative expenses to each region, etc., these changes aim to provide a more accurate grasp and disclosure of geographic segment results.

*Geographic segment information for the previous corresponding term and fiscal year has been retrospectively restated to reflect the changes in segment-allocation of operating expenses, etc.

3: Geographic segment information for the previous corresponding term and fiscal year, based on the previous fiscal year's accounting methods for segment-allocation of operating expenses, etc., is as below.

First Quarter Ended June 30, 2005 (April 1–June 30, 2005) (Millions of yen)

	Japan	Americas	Europe	Asia/ Oceania	Subtotal	Elimination	Total
Net Sales							
(1) Sales from Outside Customers	112,662	9,917	20,900	14,015	157,496	-	157,496
(2) Sales and Transfer Account from Intersegment Transactions	4,202	2,176	932	25	7,337	(7,337)	-
Total	116,865	12,094	21,833	14,040	164,834	(7,337)	157,496
Operating Expenses	107,659	12,368	19,740	11,763	151,532	(4,667)	146,864
Operating Income (Loss)	9,205	(273)	2,092	2,276	13,301	(2,669)	10,631

(Ref.) Fiscal Year Ended March 31, 2006 (April 1, 2005–March 31, 2006) (Millions of yen)

	Japan	Americas	Europe	Asia/ Oceania	Subtotal	Elimination	Total
Net Sales							
(1) Sales from Outside Customers	475,653	46,016	85,572	63,714	670,957	-	670,957
(2) Sales and Transfer Account from Intersegment Transactions	20,040	8,488	3,870	83	32,483	(32,483)	-
Total	495,694	54,504	89,443	63,798	703,440	(32,483)	670,957
Operating Expenses	461,459	52,937	83,724	55,200	653,321	(21,243)	632,078
Operating Income	34,235	1,567	5,718	8,598	50,119	(11,239)	38,879

(Note) Amounts under one million yen have been rounded down.

(3) Overseas Sales (Export Sales and Sales by Overseas Subsidiaries) *By Destination

First Quarter Ended June 30, 2006 (April 1–June 30, 2006) (Millions of yen)

	Americas	Europe	Asia/Oceania	Total
I. Total Overseas Sales	12,551	22,420	19,689	54,660
II. Consolidated Net Sales				166,534
III. Percentage of Overseas Sales against Consolidated Net Sales	7.5%	13.5%	11.8%	32.8%

First Quarter Ended June 30, 2005 (April 1–June 30, 2005) (Millions of yen)

	Americas	Europe	Asia/Oceania	Total
I. Total Overseas Sales	10,691	19,426	15,204	45,323
II. Consolidated Net Sales				157,496
III. Percentage of Overseas Sales against Consolidated Net Sales	6.8%	12.3%	9.7%	28.8%

(Ref.) Fiscal Year Ended March 31, 2006 (April 1, 2005–March 31, 2006) (Millions of yen)

	Americas	Europe	Asia/Oceania	Total
I. Total Overseas Sales	47,527	80,394	69,319	197,241
II. Consolidated Net Sales				670,957
III. Percentage of Overseas Sales against Consolidated Net Sales	7.1%	12.0%	10.3%	29.4%

(Note) Amounts under one million yen have been rounded down.

6. Notes to Accounting Policy of Quarterly Financial Statements

The Company has prepared the quarterly financial statements based on the accounting policy of consolidated interim financial statements.

(Translation)

July 31, 2006

Dear Sirs,

Name of the Company: Shiseido Company, Limited
Name of the Representative: Shinzo Maeda
President & CEO
(Representative Director)
(Code No. 4911; The First Section of the Tokyo Stock Exchange)
Inquiries shall be directed to: Takafumi Uchida
General Manager of
Administration Division
(Tel: 03 - 3572 - 5111)

Notice on Stock Options (Stock Acquisition Rights)

Notice is hereby given that Shiseido Company, Limited (the "Company"), at the meeting of its Board of Directors held today, resolved that the Company would make an offering of stock acquisition rights as stock options to its Directors and Corporate Officers pursuant to Article 236 and Article 238 of the Corporation Law of Japan, as described below.

The stock acquisition rights are executive compensation-type stock options (two types) under the executive compensation policy of the Company.

[Executive compensation policy of the Company]

The Company abolished its traditional policy of officers' retirement gratuities, which had been fixed factors, as of June 29, 2004 on which the 104th Ordinary General Meeting of Shareholders was held and has since endeavored to make its executive compensation system in entirety more transparent and objective. The executive compensation policy of the Company is a result of discussions at the Compensation Advisory Committee of the Company after giving full consideration from the perspective of outsiders, including experts.

Under the executive compensation policy, the portion of basic compensation, which is fixed, and the percentage of performance-linked compensation, which fluctuates according to the rates of achievement of performance targets and stock prices, are both in an almost equal rate. The performance-linked compensation consists of bonuses payable based on annual performances, the "stock compensation-type stock options as medium-term incentives" based on the targets of the three-year plan, which

has started as from April 1, 2005, and the "stock options as long-term incentives", which place emphasis on sharing interests with its shareholders. Thus, the new policy is designed to motivate the officers of the Company to engage in management while having constant awareness of operating results and stock prices from not only single-year but also medium- and long-term perspectives.

Of the two types of stock options, those for Directors were approved as compensation, etc. at the 106th Ordinary General Meeting of Shareholders held on June 29, 2006, as described below:

1. Stock compensation-type stock options as medium-term incentives:

Allottees of stock acquisition rights	Three Directors of the Company who were promoted to higher positions as Corporate Officers during the fiscal year ending March 31, 2007
Total number of stock acquisition rights to be allotted	Not exceeding 15 rights (Number of shares to be issued or transferred for each stock acquisition right: 1,000 shares)
Cap on compensation, etc. in respect of stock acquisition rights	Not exceeding ¥30,000,000 per year

2. Stock compensation-type stock options as long-term incentives:

Allottees of stock acquisition rights	Seven Directors of the Company who are not outside Directors
Total number of stock acquisition rights to be allotted	Not exceeding 85 rights (Number of shares to be issued or transferred for each stock acquisition right: 1,000 shares)
Cap on compensation, etc. in respect of stock acquisition rights	Not exceeding ¥40,000,000 per year

I. Stock compensation-type stock options as medium-term incentives

To make the Directors and Corporate Officers of the Company share with its shareholders merits and risks pertaining to its stock prices and afford incentives to them to achieving much improved results and higher stock prices, the Company intends to grant its Directors and Corporate Officers stock options as medium-term incentives, using stock acquisition rights upon exercise of which shares ¥1 per share shall be contributed, for the fiscal year ending March 31, 2007.

The paid-in amount of the stock acquisition rights offered for subscription (the "Stock Acquisition Rights" shall be a fair value as of the allocation date thereof. The Company

shall grant compensation in an amount equivalent to the paid-in amount to the Directors and Corporate Officers on condition that such compensation be offset against their obligations to pay the paid-in amount.

1. Qualified allottees of the Stock Acquisition Rights:

   The Stock Acquisition Rights shall be allotted to three Directors who were promoted to higher positions as Corporate Officers and three newly appointed Corporate Officers not concurrently serving as Directors as of April 1, 2006.

2. Total number of Stock Acquisition Rights:

Directors of the Company:	15 rights
Corporate Officers not concurrently serving as Directors of the Company:	20 rights

   The total number of Stock Acquisition Rights is the number of planned allotment. In the event that such total number decreases if any allotee does not subscribe or otherwise, the decreased total number of Stock Acquisition Rights shall be the total number of Stock Acquisition Rights to be issued.

3. Class and number of shares to be issued or transferred upon exercise of the Stock Acquisition Rights:

   The class of the shares to be issued or transferred upon exercise of the Stock Acquisition Rights shall be shares of common stock of the Company and the number of shares to be issued or transferred upon exercise of the Stock Acquisition Rights (the "Number of Shares") shall be 1,000.

   In the event that the Company makes a stock division (including free allocation of shares of common stock of the Company) or stock consolidation, the Number of Shares shall be adjusted in accordance with the following formula, with any fraction of one share occurring upon such adjustment discarded:

$$\text{Number of Shares after adjustment} = \text{Number of Shares before adjustment} \times \text{Division/consolidation ratio}$$

   In addition, upon the occurrence of any unavoidable event that requires adjustment to the Number of Shares, an adjustment shall be made thereto to the extent it is reasonable.

4. Amount of property to be contributed upon exercise of each Stock Acquisition Right:

   The amount of property to be contributed upon exercise of each Stock Acquisition Right shall be the amount of cash to be paid in for each of the shares to be delivered upon exercise thereof, which shall be ¥1, multiplied by the Number of Shares.

5. Exercise period of the Stock Acquisition Rights:

From July 1, 2008 to June 30, 2011

6. Matters concerning capital and capital reserve to be increased in the event that the Company issues shares upon exercise of the Stock Acquisition Rights:

(i) In the event that the Company issues shares upon exercise of the Stock Acquisition Rights, the amount of capital to be increased shall be a half of the upper limit thereon calculated pursuant to Article 40, paragraph 1 of the Regulations on Corporate Accounts, with any fraction of one yen rounded upward to the nearest one yen.

(ii) In the event that the Company issues shares upon exercise of the Stock Acquisition Rights, the amount of capital reserve to be increased shall be an amount obtained by deducting the amount of capital to be increased as set forth in item (i) above from the upper limit on the capital to be increased as set forth in item (i) above.

7. Restriction on acquisition of the Stock Acquisition Rights by transfer:

Any acquisition of the Stock Acquisition Rights by transfer shall be subject to the approval by resolution of the Board of Directors of the Company.

8. Conditions for acquisition of the Stock Acquisition Rights:

In the event that a proposition for the approval of a merger or consolidation agreement under which the Company shall be merged or dissolved, an agreement of business transfer by a spin-off or plan for incorporation by a spin-off under which the Company shall be split up, or a share exchange agreement or share transfer plan under which the Company shall become a wholly-owned subsidiary is approved at a General Meeting of Shareholders (or a resolution for the approval thereof is adopted by the Board of Directors when such resolution by the General Meeting of Shareholders is not required), the Company may, as of a day separately specified by the Board of Directors of the Company, acquire all of the Stock Acquisition Rights then outstanding without consideration.

9. Policies on voidance and nullification of the Stock Acquisition Rights and the details of delivery of new stock acquisition rights of reorganizing companies in case of reorganization:

In the event that the Company is merged or consolidated (as a result of which, the Company shall be dissolved), transfers business or incorporates a company by a spin-off, or makes a share exchange or share transfer (collectively, "reorganization"), the Company shall deliver to the Allottee of the Stock Acquisition Rights outstanding when the reorganization becomes effective (the "Outstanding Stock Acquisition Rights"), stock acquisition rights of relevant corporations ("reorganizing companies") listed in Article 236, paragraph 1, item 8 (a) through (e) of the Corporation Law, in accordance with the following conditions. In such case, the Outstanding Stock

Acquisition Rights shall become null and void and reorganizing companies shall newly issue stock acquisition rights, only if and when the delivery of stock acquisition rights of the reorganizing companies is stipulated in the relevant merger agreement, consolidation agreement, agreement of business transfer by a spin-off, plan for incorporation by a spin-off, share exchange agreement or share transfer plan.

(i) Number of stock acquisition rights of reorganizing company to be delivered:

The same number as that of the Outstanding Stock Acquisition Rights held by each Allottee of the Stock Acquisition Rights shall be delivered.

(ii) Class of shares of reorganizing company to be issued or transferred upon exercise of stock acquisition rights:

Shares of common stock of the reorganizing company.

(iii) Number of shares of reorganizing company to be issued or transferred upon exercise of stock acquisition rights:

The number of shares shall be determined in accordance with paragraph 3 above, by taking into account the conditions of the reorganization.

(iv) Amount of property to be contributed upon exercise of a stock acquisition right:

The amount of property to be contributed upon exercise of a stock acquisition right to be delivered shall be an amount obtained by multiplying by the number of shares of the reorganizing company to be issued or transferred upon exercise of each of the stock acquisition rights, which shall be determined as set forth in paragraph 3 above, the paid-in amount after reorganization set forth below. The paid-in amount after reorganization shall be ¥ 1 per share of the reorganizing company that can be delivered upon exercise of each stock acquisition right delivered.

(v) Exercise period of stock acquisition rights:

From later of the first day of the period during which the Stock Acquisition Rights set forth in paragraph 5 above are exercisable and the day on which the reorganization becomes effective, to the last day of the period during which the Stock Acquisition Rights set forth in paragraph 5 above are exercisable.

(vi) Matters concerning capital and capital reserve to be increased in the event that the Company issues shares upon exercise of the stock acquisition rights:

To be determined in accordance with paragraph 6 above.

(vii) Restriction on acquisition of stock acquisition rights by transfer:

Any acquisition of stock acquisition rights by transfer shall be subject to the approval by resolution of the board of directors of the reorganizing company.

(viii) Terms and conditions of the acquisition of stock acquisition rights:

To be determined in accordance with paragraph 8 above.

(ix) Other terms and conditions of the exercise of stock acquisition rights:

To be determined in accordance with paragraph 11 below.

10. Treatment of fractions of a share upon exercise of the Stock Acquisition Rights:

For the purpose of delivery of shares to the Allottees who exercise the Stock Acquisition Rights, any fraction of one share shall be truncated.

11. Other terms and conditions of the exercise of the Stock Acquisition Rights:

(i) Any Allottee shall remain in office as Director or Corporate Officer of the Company when he/she exercises the rights, unless he/she leaves office upon expiration of the term of office or due to any other good reason.

(ii) Notwithstanding item (i) above, if any Allottee leaves office as Director or Corporate Officer of the Company due to retirement upon expiration of the term of office, his/her death or any other good reason on or after August 23, 2006 up to March 31, 2008, such any Allottee shall not be entitled to exercise such number of Stock Acquisition Rights (with any fraction below decimal point discarded) as obtained by dividing the number of his/her Stock Acquisition Rights allotted by 20, then multiplied by the number of remaining months (with any fraction of a month discarded) from the day on which he/she leaves office as Director or Corporate Officer of the Company up to March 31, 2008.

(iii) Based on the target ratio of 8% of operating income to sales of the Company on a consolidated basis for the fiscal year ending March 31, 2008, only if and when the rate of achievement of actual performance to the target is 90% or more, any Allottee shall be entitled to exercise such number of Stock Acquisition Rights (with any fraction below decimal point discarded) as obtained by multiplying the number of his/her Stock Acquisition Rights allotted by the ratio of operating income to sales on a consolidated basis, divided by 8.8; provided, however, that the rate of achievement so calculated shall not exceed 110%.

(iv) If any Allottee waives his/her Stock Acquisition Rights, such any Allottee shall not be entitled to exercise the Stock Acquisition Rights.

(v) If any Allottee dies prior to the expiration of the exercise period of the Stock Acquisition Rights, only one heir to him/her shall be entitled to succeed to his/her rights and no one can succeed to such heir.

12. Paid-in amount of a Stock Acquisition Right:

The paid-in amount shall be a fair value of a Stock Acquisition Right calculated in

accordance with the Hull-White modified two-factor model, based on the closing price as of the allotment date thereof.

* The paid-in amount will be publicized promptly when it is determined after the allotment of the Stock Acquisition Rights.

13. Allotment date of the Stock Acquisition Rights:

August 23, 2006

14. Methods of exercise of the Stock Acquisition Rights and payment therefor:

(1) To exercise the Stock Acquisition Rights, a "Notice of Exercise of Stock Acquisition Rights" in the form specified by the Company shall be submitted with all required information filled in and the name and seal affixed.

(2) In addition to the submission of the Notice of Exercise of Stock Acquisition Rights set forth in item (1) above, the aggregate Exercise Prices (the "Payment Amount") of the shares of common stock of the Company to be issued or transferred upon exercise of the Stock Acquisition Rights shall be paid in cash by transfer to the account specified by the Company with the payment handling place set forth in paragraph 15 below (the "Specified Account") no later than the date and time designated by the Company.

15. Payment handling place upon exercise of the Stock Acquisition Rights:

Name: Mizuho Bank, Ltd., Ginza Branch

Address: 2-11, Ginza 4-chome, Chuo-ku, Tokyo

(or any successor bank to the bank or any successor branch to the branch from time to time)

16. Time when the exercise of the Stock Acquisition Rights shall become effective:

(1) The exercise of the Stock Acquisition Rights shall become effective when the Notice of Exercise of Stock Acquisition Rights is received at the payment handling place and the Payment Amount set forth in paragraph 14, item (2) above is credited to the Specified Account.

(2) Upon completion of the procedure for the exercise of the Stock Acquisition Right, the Company shall promptly deliver share certificates; provided, however, that no certificates shall be delivered in respect of any less-than-one-unit shares.

17. Handling of matters when the provisions hereof are required to be read otherwise or other measures are necessary:

In the event that these provisions are required to be read otherwise or other measures are necessary, the Company may make amendment to these provisions in respect of the

relevant matters in such manner as considered appropriate by the Company in accordance with the provisions of the Corporation Law of Japan and the purposes of the Stock Acquisition Rights and such amendment shall be an integral part of these provisions.

18. With regard to the Stock Acquisition Rights, any other necessary matters shall entirely be left to the Representative Directors.

II. Stock compensation-type stock options as long-term incentives

To link compensation of the Directors and Corporate Officers of the Company with an increase in its shareholder value on a long-term basis, while placing emphasis on their sharing interests with its shareholders, secure good human resources and thus to increase the enterprise value of the whole Shiseido Group, the Company intends to grant stock options to the Directors and Corporate Officers of the Company for the fiscal year ending March 31, 2007.

1. Qualified allottees of the Stock Acquisition Rights:

   The Stock Acquisition Rights shall be allotted to seven Directors who are not outside Directors of the Company and 16 Corporate Officers not concurrently serving as Directors.

2. Total number of Stock Acquisition Rights:

Directors of the Company:	85 rights
Corporate Officers not concurrently serving as Directors of the Company:	95 rights

   The total number of Stock Acquisition Rights is the number of planned allotment. In the event that such total number decreases if any allotee does not subscribe or otherwise, the decreased total number of Stock Acquisition Rights shall be the total number of Stock Acquisition Rights to be issued.

3. Class and number of shares to be issued or transferred upon exercise of the Stock Acquisition Rights:

   The class of the shares to be issued or transferred upon exercise of the Stock Acquisition Rights shall be shares of common stock of the Company and the number of shares to be issued or transferred upon exercise of the Stock Acquisition Rights (the "Number of Shares") shall be 1,000.

   In the event that the Company makes a stock division (including free allocation of shares of common stock of the Company) or stock consolidation, the Number of Shares shall be adjusted in accordance with the following formula, with any fraction of one share occurring upon such adjustment discarded:

$$\text{Number of Shares after adjustment} = \text{Number of Shares before adjustment} \times \text{Division/consolidation ratio}$$

In addition, upon the occurrence of any unavoidable event that requires adjustment to the Number of Shares, an adjustment shall be made thereto to the extent it is reasonable.

4. Amount of property to be contributed upon exercise of each Stock Acquisition Right:

The amount of property to be contributed upon exercise of each Stock Acquisition Right shall be the amount of cash to be paid in for each of the shares to be delivered upon exercise thereof (the "Exercise Price"), multiplied by the Number of Shares. The Exercise Price shall be an amount obtained by multiplying the average of the closing prices (regular way) of shares of common stock of the Company for 20 days (excluding days on which no trading was reported) retroactively commencing the day preceding the allotment date of the Stock Acquisition Rights on the Tokyo Stock Exchange by 1.05 with any fraction of one yen rounded upward to the nearest one yen; provided, however, that the Exercise Price shall not be below the closing prices of shares of common stock of the Company on the Tokyo Stock Exchange on the allotment date of the Stock Acquisition Rights.

In the event that the Company divides or consolidates its shares after the allotment of the Stock Acquisition Rights, the said Exercise Price shall be adjusted according to the division/consolidation ratio, in accordance with the following formula, with any fraction of one yen occurring upon such adjustment rounded upward to the nearest one yen:

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Division/consolidation ratio}}$$

In addition, in the event that the Company issues or disposes of shares at a paid-in price lower than the current market price (exclusive of the issuance or disposition of shares upon exercise of stock acquisition rights), the said Exercise Price shall be adjusted in accordance with the following formula, with any fraction of one yen occurring upon such adjustment rounded upward to the nearest one yen. In case of the disposition by the Company of its own shares, the "number of newly issued shares" shall be read as the "number of its own shares to be disposed of" and the "paid-in price per share" shall be read as the "disposal price per share", respectively, in the following formula.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{\text{Number of already issued shares} + \dfrac{\text{Number of newly issued shares} \times \text{Paid-in price per share}}{\text{Current market price before the issuance of new shares}}}{\text{Number of already issued shares} + \text{Number of newly issued shares}}$$

* The Exercise Price will be publicized promptly when it is determined on the allocation date of the Stock Acquisition Rights (August 23, 2006).

5. Exercise period of the Stock Acquisition Rights:

From August 1, 2008 to July 30, 2016

6. Matters concerning capital and capital reserve to be increased in the event that the Company issues shares upon exercise of the Stock Acquisition Rights:

(i) In the event that the Company issues shares upon exercise of the Stock Acquisition Rights, the amount of capital to be increased shall be a half of the upper limit thereon calculated pursuant to Article 40, paragraph 1 of the Regulations on Corporate Accounts, with any fraction of one yen rounded upward to the nearest one yen.

(ii) In the event that the Company issues shares upon exercise of the Stock Acquisition Rights, the amount of capital reserve to be increased shall be an amount obtained by deducting the amount of capital to be increased as set forth in item (i) above from the upper limit on the capital to be increased as set forth in item (i) above.

7. Restriction on acquisition of the Stock Acquisition Rights by transfer:

Any acquisition of the Stock Acquisition Rights by transfer shall be subject to the approval by resolution of the Board of Directors of the Company.

8. Conditions for acquisition of the Stock Acquisition Rights:

In the event that a proposition for the approval of a merger or consolidation agreement under which the Company shall be merged or dissolved, an agreement of business transfer by a spin-off or plan for incorporation by a spin-off under which the Company shall be split up, or a share exchange agreement or share transfer plan under which the Company shall become a wholly-owned subsidiary is approved at a General Meeting of Shareholders (or a resolution for the approval thereof is adopted by the Board of Directors when such resolution by the General Meeting of Shareholders is not required), the Company may, as of a day separately specified by the Board of Directors of the Company, acquire all of the Stock Acquisition Rights then outstanding without consideration.

9. Policies on voidance and nullification of the Stock Acquisition Rights and the details of delivery of new stock acquisition rights of reorganizing companies in case of reorganization:

In the event that the Company is merged or consolidated (as a result of which, the Company shall be dissolved), transfers business or incorporates a company by a spin-off, or makes a share exchange or share transfer (collectively, "reorganization"), the Company shall deliver to the Allottee of the Stock Acquisition Rights outstanding when the reorganization becomes effective (the "Outstanding Stock Acquisition Rights"), stock acquisition rights of relevant corporations ("reorganizing companies") listed in Article 236, paragraph 1, item 8 (a) through (e) of the Corporation Law, in accordance with the following conditions. In such case, the Outstanding Stock

Acquisition Rights shall become null and void and reorganizing companies shall newly issue stock acquisition rights, only if and when the delivery of stock acquisition rights of the reorganizing companies is stipulated in the relevant merger agreement, consolidation agreement, agreement of business transfer by a spin-off, plan for incorporation by a spin-off, share exchange agreement or share transfer plan.

(i) Number of stock acquisition rights of reorganizing company to be delivered:

The same number as that of the Outstanding Stock Acquisition Rights held by each Allottee of the Stock Acquisition Rights shall be delivered.

(ii) Class of shares of reorganizing company to be issued or transferred upon exercise of stock acquisition rights:

Shares of common stock of the reorganizing company.

(iii) Number of shares of reorganizing company to be issued or transferred upon exercise of stock acquisition rights:

The number of shares shall be determined in accordance with paragraph 3 above, by taking into account the conditions of the reorganization.

(iv) Amount of property to be contributed upon exercise of a stock acquisition right:

The amount of property to be contributed upon exercise of a stock acquisition right to be delivered shall be an amount obtained by multiplying by the number of shares of the reorganizing company to be issued or transferred upon exercise of each of the stock acquisition rights, which shall be determined as set forth in paragraph 3 above, the paid-in amount after reorganization obtained by making adjustment to the Exercise Price determined under paragraph 4 above by taking into account the conditions of the reorganization.

(v) Exercise period of stock acquisition rights:

From later of the first day of the period during which the Stock Acquisition Rights set forth in paragraph 5 above are exercisable and the day on which the reorganization becomes effective, to the last day of the period during which the Stock Acquisition Rights set forth in paragraph 5 above are exercisable.

(vi) Matters concerning capital and capital reserve to be increased in the event that the Company issues shares upon exercise of the stock acquisition rights:

To be determined in accordance with paragraph 6 above.

(vii) Restriction on acquisition of stock acquisition rights by transfer:

Any acquisition of stock acquisition rights by transfer shall be subject to the approval by resolution of the board of directors of the reorganizing company.

(viii) Terms and conditions of the acquisition of stock acquisition rights:

To be determined in accordance with paragraph 8 above.

(ix) Other terms and conditions of the exercise of stock acquisition rights:

To be determined in accordance with paragraph 11 below.

10. Treatment of fractions of a share upon exercise of the Stock Acquisition Rights:

For the purpose of delivery of shares to the Allottees who exercise the Stock Acquisition Rights, any fraction of one share shall be truncated.

11. Other terms and conditions of the exercise of the Stock Acquisition Rights:

(i) Any Allottee shall remain in office as Director or Corporate Officer of the Company when he/she exercises the rights, unless he/she leaves office upon expiration of the term of office or due to any other good reason.

(ii) If any Allottee waives his/her Stock Acquisition Rights, such any Allottee shall not be entitled to exercise the Stock Acquisition Rights.

(iii) If any Allottee dies prior to the expiration of the exercise period of the Stock Acquisition Rights, only one heir to him/her shall be entitled to succeed to his/her rights and no one can succeed to such heir.

(iv) Any Allottee may exercise any integral multiple of one Stock Acquisition Right, which shall not exceed one-third (1/3) of his/her Stock Acquisition Rights allotted, during the first year of the exercise period (from August 1, 2008 to July 31, 2009). Such any Allottee may exercise any integral multiple of one Stock Acquisition Right, which shall, together with the number of Stock Acquisition Rights exercised during the first year, if any, not exceed two-thirds (2/3) of his/her Stock Acquisition Rights allotted, during the second year of the exercise period (from August 1, 2009 to July 31, 2010), and may exercise the number of all of his/her Stock Acquisition Rights allotted during the third year of the exercise period or thereafter (from August 1, 2010 to July 30, 2016).

(v) The aggregate Exercise Prices of each year (from January 1 to December 31) with regard to the exercise of the Stock Acquisition Rights shall be governed by a "contract of allotting stock acquisition rights" to be entered into between the Company and the relevant Allottee.

12. Paid-in amount of a Stock Acquisition Right:

No cash payment shall be required in exchange for a Stock Acquisition Right.

13. Allotment date of the Stock Acquisition Rights:

August 23, 2006

14. Methods of exercise of the Stock Acquisition Rights and payment therefor:

(1) To exercise the Stock Acquisition Rights, a "Notice of Exercise of Stock Acquisition Rights" in the form specified by the Company shall be submitted with all required information filled in and the name and seal affixed.

(2) In addition to the submission of the Notice of Exercise of Stock Acquisition Rights set forth in item (1) above, the aggregate Exercise Prices (the "Payment Amount") of the shares of common stock of the Company to be issued or transferred upon exercise of the Stock Acquisition Rights shall be paid in cash by transfer to the account specified by the Company with the payment handling place set forth in paragraph 15 below (the "Specified Account") no later than the date and time designated by the Company.

15. Payment handling place upon exercise of the Stock Acquisition Rights:

Name: Mizuho Bank, Ltd., Ginza Branch

Address: 2-11, Ginza 4-chome, Chuo-ku, Tokyo

(or any successor bank to the bank or any successor branch to the branch from time to time)

16. Time when the exercise of the Stock Acquisition Rights shall become effective:

(1) The exercise of the Stock Acquisition Rights shall become effective when the Notice of Exercise of Stock Acquisition Right is received at the payment handling place and the Payment Amount set forth in paragraph 14, item (2) above is credited to the Specified Account.

(2) Upon completion of the procedure for the exercise of the Stock Acquisition Right, the Company shall promptly deliver share certificates; provided, however, that no certificates shall be delivered in respect of any less-than-one-unit shares.

17. Handling of matters when the provisions hereof are required to be read otherwise or other measures are necessary:

In the event that these provisions are required to be read otherwise or other measures are necessary, the Company may make amendment to these provisions in respect of the relevant matters in such manner as considered appropriate by the Company in accordance with the provisions of the Corporation Law of Japan and the purposes of the Stock Acquisition Rights and such amendment shall be an integral part of these provisions.

18. With regard to the Stock Acquisition Rights, any other necessary matters shall entirely be left to the Representative Directors.

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